FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                             No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                             No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Dividend distribution’ proposal - Call for Regular and Special Shareholder’s Meeting to be held on April  24, 2019 – Merger by absorption between BBVA Francés S.A. and BBVA Francés Valores S.A.

Buenos Aires, March 8, 2019

Securities and Exchange Commission

Relevant information – Dividend distribution’ proposal - Call for Regular and Special Shareholder’s Meeting to be held on April 24, 2019 – Merger by absorption between BBVA Francés S.A. and BBVA Francés Valores S.A.

BBVA Banco Francés S.A hereby informs that the Board of Directors in its meeting held today, has decided:

1)	To submit for the consideration of the Shareholder’ Meeting, the dividend proposal for the total amount of AR$ 2,407,000,000 for the fiscal year 2018,

2)	To call for Regular and Special Shareholder’s meeting to be held on April 24, 2019.

3)

Inform that BBVA Banco Francés S.A. and BBVA Francés Valores S.A. have approved at their board meetings held on March 8, 2019 the merger by absorption between BBVA Banco Francés S.A., as a incorporating company and BBVA Francés Valores S.A., as a incorporated company.

Sincerely yours

BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 11, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer